Exhibit 99.1

Enlivex Announces Research Collaboration with Yale Cancer Center to Assess Synergistic Effect of Allocetra™ in Combination with Immune Checkpoint Inhibitors

Collaboration aims to evaluate the potential of Allocetra™ in combination with immune-checkpoint inhibitors in solid cancers that do not respond to stand-alone checkpoint inhibitor therapies.

Nes Ziona, Israel, March 22, 2021 (GLOBE NEWSWIRE). Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company targeting diseased macrophages in patients with sepsis, COVID-19 and solid tumors, together with Yale Cancer Center, a National Cancer Institute-designated comprehensive cancer center, today announced a research collaboration for the assessment of the potential of Allocetra™ to enhance the activity of checkpoint inhibitors in solid tumors. Allocetra™ is a macrophage-reprogramming immunotherapy product candidate currently in clinical development by Enlivex, as, among other things, a potential therapy in combination with approved immune checkpoint inhibitors for hard-to-treat solid tumors.

Under the strategic collaboration, the parties intend to develop and execute pre-clinical programs to investigate the potential synergies between Allocetra™ and commercially-approved checkpoint inhibitor therapies for select solid cancers.

The Principal Investigator for this collaboration is Dr. Vish Muthusamy, PhD, Director of the Yale Center for Precision Cancer Modeling. Dr. Muthusamy is a cancer biologist with expertise in preclinical investigation of candidate cancer therapies. His center has developed in vivo tumor models to investigate pharmacological evaluation of drugs. Recently, Dr. Muthusamy worked in close collaboration several academic investigators and pharmaceutical companies to develop cancer therapeutics that are in various stages of clinical development. The collaboration’s scientific advisor is Dr. Marcus W. Bosenberg, MD, PhD, Co-Leader of the Genomics, Genetics and Epigenetics Program at Yale Cancer Center. On behalf of the Yale team, Dr. Bosenberg said “At Yale we have been interested in trying to understand the process of macrophage reprogramming for some time, and we are excited about studying the effects of Allocetra™ in potentially recruiting anti-tumor macrophages in the tumor environment and characterize the effects.”

Dror Mevorach, M.D., Chief Medical Officer of Enlivex, commented, “We are excited to collaborate with the distinguished research and clinical teams at Yale. Allocetra™ may have a rebalancing effect on the typically immunosuppressive tumor microenvironment, potentially by facilitating the conversion of pro-tumor macrophage populations to anti-tumor populations. Together, we plan to investigate the potential of AllocetraTM to synergistically combine with commercially available checkpoint inhibitors for the treatment of solid tumors.”

Oren Hershkovitz, Ph.D., CEO of Enlivex, stated, “We believe the researchers and clinicians at Yale are world-class and ideal partners as we work to realize Allocetra’s potential. We are pleased to formulate a strategic collaboration with Yale for the development of Allocetra™ as a potentially key component of combination therapies for solid tumors.”

Allocetra™ is currently in clinical development for acute life-threatening immune-mediated diseases, such as sepsis and COVID-19. Enlivex recently reported positive top-line results in 21 patients from Phase Ib and Phase II investigator-initiated trials in COVID-19 patients in severe/critical condition. The Company has also previously reported positive results from a Phase Ib investigator-initiated trial in 10 sepsis patients and plans to initiate a controlled, randomized, Phase IIb study in sepsis during the first quarter of 2021.

About Yale Cancer Center

Yale Cancer Center (YCC) is one of only 51 National Cancer Institute-designated comprehensive cancer centers in the nation and the only such center in Connecticut. Cancer treatment for patients is available at Smilow Cancer Hospital through 13 multidisciplinary teams and at 15 Smilow Cancer Hospital Care Centers in Connecticut and Rhode Island. Comprehensive cancer centers play a vital role in the advancement of the NCI’s goal of reducing morbidity and mortality from cancer through scientific research, cancer prevention, and innovative cancer treatment.

ABOUT ALLOCETRATM

Enlivex is developing AllocetraTM as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

YALE CANCER CENTER CONTACT
Anne Doerr, Media Relations Director
Yale Cancer Center
anne.doerr@yale.edu

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com